Mail Stop 4561
      January 25, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your response letter dated January 11, 2006 and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004:

Other Assets, page 26

1. We note your response to comment 2 of our letter dated December 22, 2005. Please tell us how you met the following criteria under chapter 4, statement 9 of APB 43 in order to account for your precious metals inventory at fair value:
* an inability to determine appropriate approximate costs;
* immediate marketability at quoted market price;  and
* the characteristic of unit interchangeability

2. We note your response to comment 1 of our letter dated January
5,
2006.   Please provide us with a sample consignment agreement that you enter into with your customers.

3. Please tell us the following regarding your consignment arrangements:
* in what physical form are the metals when you buy them, deliver them to your customers and when you receive the unused metals back from your customers;
* whom you buy the metals from
* what your customer does to the metals, if anything, in order to use and sell the metals

4. Please tell us when settlement occurs and how it relates to the payment received by Sovereign for use of the metals by the customer.
For example, does the customer pay for the metals as they use them and if so, how and when is the settlement valued.

Note 21-Derivative Instruments and Hedging Activities, page 77

5. We note your response to comment 3 of our letter dated January
5,
2006. Please tell us whether you have adjusted the pay and/or receive legs of your interest rate swaps which qualify for the short-cut method to factor in a brokers fee. If you have not, please specifically tell us how you have paid for the brokers fees in connection with your hedged brokered certificates of deposit under paragraph 68 of SFAS 133.

6. We note your response to comment 4 of our letter dated January
5,
2006. Please tell us whether or not you have formally documented your hedging relationship and the method for assessing your hedge`s effectiveness at the inception of your fair value hedges for which you are applying the long-haul method. Refer to paragraph 19 of SFAS
133

7. Please provide us with your initial documentation for your fair value hedges for which you are applying the long-haul method.

8. We note in your response to comment 4 of our letter dated
January
5, 2006, that you have determined that the time value of money effect on the floating leg of the swaps could never cause more than an inconsequential amount of ineffectiveness. Please tell us what procedures you perform at the inception of your fair value hedges in order to determine that the adjustment to the swap terms associated with the financing element could never cause more than an inconsequential amount of ineffectiveness.

9. Please provide us with your documentation of the ongoing assessment of hedge effectiveness for the quarters ended December
31,
2004, March 31, 2005, June 30, 2005 and September 30, 2005.

10. Please provide us with your calculations used to measure ineffectiveness on your fair value hedges for which you are applying the long-haul method. Tell us the amount of ineffectiveness for the quarters ended December 31, 2004, March 31, 2005, June 30, 2005 and
September 30, 2005.


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427
or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant




Mark R. McCollom
Sovereign Bancorp Inc.
January 5, 2006
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